UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EQUUS TOTAL RETURN, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

29476610
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amendment No. 3 to Schedule 13D (“Amendment No. 3”) is filed with respect to Equus Total Return, Inc. (the “Issuer”) jointly by MVC Capital, Inc., The Tokarz Group Advisers, LLC and Mr. Michael Tokarz (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, which was filed with the with the Securities and Exchange Commission (the “SEC”) as Exhibit 1 to the Schedule 13D filed with the SEC on May 27, 2014 and is incorporated herein by reference.

This Amendment No. 3 amends and supplements the statements on the Schedule 13D, Amendment No. 1 and Amendment No. 2 to the Schedule 13D filed with the SEC on May 27, 2014, June 5, 2014 and June 12, 2014, respectively, on behalf of the Reporting Persons (together, “Schedule 13D”).

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 6, 2017, MVC Capital, Inc. executed a written consent approving the Issuer’s cessation as a business development company (“BDC”) under the Investment Company Act of 1940 and authorized the Company’s Board of Directors (the “Board”) to cause the Company’s withdrawal of its election to be classified as a BDC, each effective as of a date designated by the Board and the Company’s Chief Executive Officer, but in no event later than July 31, 2017. Such actions will become effective twenty days after mailing of an information statement to shareholders of the Company in accordance with the requirements of the Securities Exchange Act of 1934.

CUSIP No. 29476610

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: January 6, 2017	MVC CAPITAL, INC.

	By:	/s/ Michael Tokarz
	Name:	Michael Tokarz
	Title:	Chairman and Portfolio Manager

THE TOKARZ GROUP ADVISERS, LLC

By:	/s/ Michael Tokarz
Name:	Michael Tokarz
Title:	Manager

MICHAEL T. TOKARZ

By:	/s/ Michael Tokarz